Exhibit 99.2

CONSENT OF KEITH LASKOWSKI

I, Keith Laskowski, MSc., Vice President Technical Services for Sandstorm Gold Ltd., consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 (File No. 333-206476) of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement, including all information of a scientific or technical nature in the Registration Statement not otherwise covered by any other named expert in the Interest of Experts section therein.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: June 27, 2016

/s/ Keith Laskowski
Name:	Keith Laskowski, MSc.
Title:	Vice President Technical Services for Sandstorm Gold Ltd.